UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 17)

                                 AMAX GOLD INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                     02312010
                                 (CUSIP Number)

                                 Philip C. Wolf
                             Senior Vice President,
                          General Counsel and Secretary
                          Cyprus Amax Minerals Company
                            9100 East Mineral Circle
                            Englewood, Colorado 80112
                                 (303) 643-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                FEBRUARY 9, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

      The undersigned hereby amend the following items, exhibits or other portions of their Schedule 13D as set forth below:

ITEM 2.  IDENTITY AND BACKGROUND

            Schedule I attached hereto amends and restates the prior Schedule I attached to Amendment No. 16 to the Schedule 13D in its entirety.

ITEM 4.  PURPOSE OF THE TRANSACTION.

      Item 4 is amended further by the addition of the following:

            On February 9, 1998, in connection with the execution of the Merger Agreement, dated February 9, 1998 (the "Merger Agreement"), among the Issuer, Kinross Gold Corporation, an Ontario corporation ("Kinross"), and a wholly owned subsidiary of Kinross ("Merger Corp."), (i) Cyprus Amax, Amax Energy, Inc. and Cyprus Gold Company entered into a Stockholder Agreement with Kinross, Merger Corp. and the Issuer (the "Stockholder Agreement"), and (ii) Cyprus Amax entered into an Investor Agreement with Kinross (the "Investor Agreement"). The Merger Agreement, the Stockholder Agreement and the Investor Agreement are filed herewith as Exhibits 15 , 16 and 17, respectively, and each such agreement is hereby incorporated by reference herein in its entirety.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is amended further by the addition of the following:

            The information set forth in Item 4 above is hereby incorporated by reference herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 is amended further by the addition of the following:

            The information set forth in Item 6 above is hereby incorporated by reference herein.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

      Item 7 is amended further by the addition of the following:

            (15) Merger Agreement, dated February 9, 1998, by and among Kinross Gold Corporation, Kinross Merger Corporation and Amax Gold Inc., filed as Exhibit 10.25 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference.

            (16) Stockholder Agreement, dated as of February 9, 1998, by and among Kinross Gold Corporation, Kinross Merger Corporation, Cyprus Amax Minerals

                  Company, Amax Energy, Inc., Cyprus Gold
                  Company and Amax Gold Inc.

            (17) Investor Agreement, dated as of February 9, 1998, by and between Kinross Gold Corporation and Cyprus Amax Minerals Company.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information as set forth in this Amendment is true, complete and correct.

                                          CYPRUS AMAX MINERALS COMPANY


                                          By:     /s/ Dale E. Huffman
                                          Name:   Dale E. Huffman
                                          Title:  Assistant Secretary


                                          AMAX ENERGY INC.


                                          By:     /s/ Dale E. Huffman
                                          Name:   Dale E. Huffman
                                          Title:  Assistant Secretary


                                          CYPRUS GOLD COMPANY


                                          By:     /s/ Dale E. Huffman
                                          Name:   Dale E. Huffman
                                          Title:  Assistant Secretary

Dated:  February  12, 1998

                                  EXHIBIT INDEX

EXHIBIT     DESCRIPTION

(15) Merger Agreement, dated February 9, 1998, by and among Kinross Gold Corporation, Kinross Merger Corporation and Amax Gold Inc., filed as
            Exhibit 10.25 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference.

(16) Stockholder Agreement, dated as of February 9, 1998, by and among Kinross Gold Corporation, Kinross Merger Corporation, Cyprus Amax Minerals Company, Amax Energy, Inc., Cyprus Gold Company and Amax Gold Inc.

(17) Investor Agreement, dated as of February 9, 1998, by and between Kinross Gold Corporation and Cyprus Amax Minerals
            Company.

                                                                     SCHEDULE I

                  NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF EACH
                 DIRECTOR AND OFFICER OF CYPRUS AMAX MINERALS COMPANY


  Name and
  Business Address                       Principal Occupation                    Citizenship/1/

  Milton H. Ward                         Chairman of the Board,
  9100 East Mineral Circle               Chief Executive Officer
  Englewood, Colorado  80112             and President

  Linda G. Alvarado                      President and Chief Executive
  Alvarado Construction Inc.             Officer
  1266 Santa Fe Drive
  P.O. Box 4366
  Denver, Colorado  80204

  George S. Ansell                       President
  Colorado School of Mines
  1500 Illinois Avenue
  Golden, Colorado  80401

  Allen Born                             Chairman and Chief Executive
  Alumax Inc.                            Officer
  3424 Peachtree Road, NE, Suite 2100
  Atlanta, Georgia  30326

  William C. Bousquette                  Independent Businessman
  3086 Purchase Street
  Purchase, New York 10577

  Thomas V. Falkie                       President and Chief Executive
  Berwind Natural Resources              Officer
    Corporation
  1500 Market Street
  3000 Centre Square West
  Philadelphia, Pennsylvania  19102

  Ann Maynard Gray                       President
  Diversified Publishing Group
  ABC, Inc.
  77 West 66th Street
  16th Floor
  New York, New York  10023

  Michael A. Morphy                      Independent Businessman
  526 Las Fuentes Drive
  Montecito, California  93108


  ---------------------
1/   Except as otherwise noted, each of the persons included in this Schedule is a U.S. citizen.

                                  Page 6 of 10


  Name and
  Business Address                       Principal Occupation                    Citizenship/1/

  Rockwell A. Schnabel                   Chairman
  Trident Capital, L.P.
  11100 Santa Monica Boulevard
  Suite 2020
  Los Angeles, California  90025

  Theodore M. Solso                      President and Chief
  Cummins Engine Company, Inc.           Operating Officer
  500 Jackson Street
  Columbus, Indiana  47201

  John Hoyt Stookey                      Chairman
  Suburban Propane Partners
  c/o Landmark Volunteers
  749A Main Street
  Box 455, Route 7
  Sheffield, Massachusetts  01257

  James A. Todd, Jr.                     Independent Businessman
  2005 Garden Place
  Birmingham, Alabama  35223

  Billie B. Turner                       Retired Chairman, President
  IMC Global                             and Chief Executive Officer
  2100 Sanders Road
  Northbrook, Illinois  60062

  Gerald J. Malys                        Senior Vice President and
  9100 East Mineral Circle               Chief Financial Officer
  Englewood, Colorado  80112-3299

  Jeffrey G. Clevenger                   Executive Vice President
  1501 W. Fountainhead Pkwy.,
  Suite 290
  Tempe, Arizona  85282

  Garold R. Spindler                     Executive Vice President
  9100 East Mineral Circle
  Englewood, Colorado  80112-3299

  David H. Watkins                       Senior Vice President,
  9100 East Mineral Circle               Exploration
  Englewood, Colorado  80112-3299

  Philip C. Wolf                         Senior Vice President,
  9100 East Mineral Circle               General Counsel and
  Englewood, Colorado  80112-3299        Secretary

  Farokh S. Hakimi                       Vice President and Treasurer
  9100 East Mineral Circle
  Englewood, Colorado  80112-3299

  John Taraba                            Vice President and Controller
  9100 East Mineral Circle
  Englewood, Colorado  80112-3299



                                  Page 7 of 10


  Name and
  Business Address                       Principal Occupation                    Citizenship/1/

  Robin J. Hickson                       Vice President, Engineering
  1501 W. Fountainhead Pkwy.,            and Development
   Suite 290
  Tempe, Arizona  85282

  J. David Flemming                      Director of Tax
  9100 East Mineral Circle
  Englewood, Colorado  80112-3299

  Dale E. Huffman                        Assistant Secretary
  9100 East Mineral Circle
  Englewood, Colorado  80112-3299














































                                  Page 8 of 10


                    NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF
                    EACH DIRECTOR AND OFFICER OF AMAX ENERGY INC.

  Name and
  Business Address                       Principal Occupation                    Citizenship/1/

  Gerald J. Malys                        Senior Vice President and Chief
  9100 East Mineral Circle               Financial Officer of
  Englewood, Colorado  80112-3299        Cyprus Amax Minerals Company

  Philip C. Wolf                         Senior Vice President, General
  9100 East Mineral Circle               Counsel and Secretary of Cyprus
  Englewood, Colorado  80112-3299        Amax Minerals Company

  Farokh S. Hakimi                       Vice President and Treasurer
  9100 East Mineral Circle               of Cyprus Amax Minerals Company
  Englewood, Colorado  80112-3299

  John Taraba                            Vice President and Controller of
  9100 East Mineral Circle               Cyprus Amax Minerals Company
  Englewood, Colorado  80112-3299

  J. David Flemming                      Director of Tax of Cyprus Amax
  9100 East Mineral Circle               Minerals Company
  Englewood, Colorado  80112-3299

  Dale E. Huffman                        Attorney and Assistant Secretary,
  9100 East Mineral Circle               Cyprus Amax Minerals Company
  Englewood, Colorado  80112-3299

  Sharon J. Fetherhuff                   Assistant Secretary
  9100 East Mineral Circle
  Englewood, Colorado  80112-3299






















  -------------------
1/   Except as otherwise noted, each of the persons included in this Schedule is a U.S. citizen.

                                  Page 9 of 10


                    NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF
                   EACH DIRECTOR AND OFFICER OF CYPRUS GOLD COMPANY

  Name and
  Business Address                       Principal Occupation                    Citizenship/1/

  Milton H. Ward                         Chairman of the Board,
  9100 East Mineral Circle               Chief Executive Officer and President
  Englewood, Colorado  80112-3299        of Cyprus Amax Minerals Company

  Gerald J. Malys                        Senior Vice President and Chief
  9100 East Mineral Circle               Financial Officer of
  Englewood, Colorado  80112-3299        Cyprus Amax Minerals Company

  Philip C. Wolf                         Senior Vice President, General
  9100 East Mineral Circle               Counsel and Secretary of Cyprus
  Englewood, Colorado  80112-3299        Amax Minerals Company

  Farokh S. Hakimi                       Vice President and Treasurer
  9100 East Mineral Circle               of Cyprus Amax Minerals Company
  Englewood, Colorado  80112-3299

  David L. Mueller                       Vice President and Controller of
  9100 East Mineral Circle               Amax Gold, Inc.
  Englewood, Colorado  80112-3299

  J. David Flemming                      Director of Tax of Cyprus Amax
  9100 East Mineral Circle               Minerals Company
  Englewood, Colorado  80112-3299

  Dale E. Huffman                        Attorney and Assistant Secretary,
  9100 East Mineral Circle               Cyprus Amax Minerals Company
  Englewood, Colorado  80112-3299

  Sharon J. Fetherhuff                   Assistant Secretary
  9100 East Mineral Circle
  Englewood, Colorado  80112-3299














  ---------------
1/ Except as otherwise noted, each of the persons included in this Schedule is a U.S. citizen.


                                 Page 10 of 10